Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

From Mike Lawrie, Chairman, President & Chief Executive Officer

Four years ago we outlined the strategy for CSC to Get Fit, Win More and Lead.

In previous messages I have shared our progress to Get Fit and Win More. Now we have taken a bold step to Lead.

One week ago today we announced our intention to merge CSC with the Enterprise Services segment of Hewlett Packard Enterprise (HPE). Combined, we will become one of the largest pure-play IT services providers in the world, by size and scale, helping us to become the leader we aspired to be at the start of our transformation.

This merger will position CSC for greater success and growth, and will present exciting new opportunities for each of us, as well as to the Enterprise Services team at HPE. Taking full advantage of these opportunities for the benefit of our clients and all of our stakeholders will present a unique challenge, but I believe we are up to the task.

The response to our proposed merger has been met with excitement and near-universal enthusiasm.

•	Our clients and alliance partners to date are nearly 100 percent supportive and positive;

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Shareholders, the financial community, analysts and media have shown a clear understanding of the facts, benefits and opportunities of the merger, with coverage characterizing our move to be a “win-win for everyone”; and

•	Most importantly, CSC people from all over the world have embraced the news and have their shared positive comments.

The merger process will unfold over the next 10 months, with an expected closing date at the end of March next year. As the process rolls forward, let me ask you to do three very important things:

1.	Please complete the short anonymous survey to share your views and ideas. It is important that we continue to hear from you, and that we ensure that your questions are being answered.

2.
It is vital that we remain focused on our FY 2017 goals to deliver our year – especially the goals we outlined for those who Build, Sell and Deliver. We will continue to pursue the strategy we launched in April, working with our alliance partners to deliver exceptional service to our clients. This business-as-usual focus is key to driving our culture of performance.

3.
This business-as-usual approach must also guide our working relationship with HPE prior to the merger becoming final. It is important to keep in mind that applicable U.S. and other antitrust laws require that HPE and CSC continue to act as competitors prior to the time we close this merger next year. Until then, we will be permitted to exchange certain information and conduct joint integration planning but these activities will be restricted by applicable laws. Each CSC employee is expected to be generally aware of these legal restrictions. You should not engage in any information exchange, discussions or other joint activities with HPE employees unless you have been specifically authorized to do so as part of the formal integration process. If you have any questions or concerns in this regard, you should contact CSC’s General Counsel, Bill Deckelman.

We will be standing up an Integration Management Office to coordinate our efforts related to the merger, and will provide regular updates on our plans and vision for the combined organization.

Business Highlights
“Forward Together” will take on new meaning in the coming months as we approach the merger completion in March 2017. In the meantime, it’s important to call out the significant progress in our business:

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This May, we also welcomed a new member to the CSC family – Xchanging, whose addition marks another exciting milestone in our business, placing us as the number one provider of core insurance solutions globally.

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Last week we also announced that we are acquiring Aspedians, Europe’s leading provider of technology-enabled solutions for the service-management sector. Aspedians joins Fruition Partners as a key part of our ServiceNow platform that also includes UXC Keystone. Together, this enhanced platform cements our position as the number one ServiceNow integrator in the world.

As I noted last week during our announcement, we would not be here – on the cusp of a merger that will make us the leader we have aspired to be – without you and all of the work you have contributed to our turnaround and transformation. We are only two-thirds through our first quarter of FY17…but look at all we have done to shape our future. We have a great deal of work ahead of us, and it promises to be as exciting as anything you may do during your career.

Thank you for all you do for CSC. Let’s focus on the fundamentals that have gotten us to this point, and continue working together to create world’s leading global pure-play IT services leader.

As always, please share your thoughts via our CSC Forward Together C3 site.

-- Mike

Additional Information and Where to Find It

In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of CSC’s most recent Form 10-K and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.